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                 May 10, 2022

       Donald Young
       President and Chief Executive Officer
       ASPEN AEROGELS INC
       30 Forbes Road, Building B
       Northborough, Massachusetts 01532

                                                        Re: ASPEN AEROGELS INC
                                                            Registration
Statement on Form S-3
                                                            Filed on May 4,
2022
                                                            File No. 333-264672

       Dear Mr. Young:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services